Exhibit 27

CORVEX AND RELATED COMMENT ON INTERIM ORDER BY THE ARBITRATION PANEL IN COMMONWEALTH REIT CASE

Panel Finds CommonWealth REIT’s Bylaw Provisions That Sought to Impose a Minimum Requirement of Three Years and Three Percent Holdings for Shareholders to Request a Record Date for a Consent Solicitation are Invalid as a Matter of Law

NEW YORK, August 8, 2013 – Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related”), whose separately managed investment funds collectively own approximately 9.6% of the outstanding shares of CommonWealth REIT (NYSE:CWH), commented on an interim order issued yesterday by the arbitration panel.

The arbitration panel concluded that bylaw provisions that sought to impose a minimum requirement of three years and three percent holdings for shareholders to request a record date for a consent solicitation are invalid as a matter of law. The panel also noted in the ruling its preliminary view that, contrary to CommonWealth’s public assertions, the opt-in by CommonWealth in April 2013 to Section 3-803 of the Maryland General Corporation Law does not eliminate or otherwise modify the right of the shareholders of CommonWealth to remove trustees without cause. An evidentiary hearing scheduled for October 2013 will address the validity of Corvex and Related’s consent solicitation, in which the holders of over 70% of the outstanding shares voted to remove the entire board.

Keith Meister of Corvex and Jeff T. Blau of Related issued the following statement: “Today’s decision is a tremendous victory for shareholder rights and for all CommonWealth shareholders. We are gratified by the decision and look forward to October’s evidentiary hearing and an expeditious and favorable resolution that will enable shareholders to regain control of CommonWealth by year-end.”

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About Corvex Management LP

Corvex Management LP is an investment firm headquartered in New York, New York that engages in value-based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in North America.

About Related Fund Management LLC

Related Fund Management, LLC is an affiliate of Related Companies, one of the most prominent privately-owned real estate firms in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified industry leader with experience in virtually every aspect of development, acquisitions, management, finance, marketing and sales. Related’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office and affordable properties. For more information about Related Companies please visit www.related.com.